Via Facsimile and U.S. Mail
Mail Stop 4720

October 1, 2009

Mr. Liam E. McGee
Chairman and Chief Executive Officer
Hartford Financial Services Group, Inc.
One Hartford Plaza
Hartford, Connecticut 06155

Re: **Hartford Financial Services Group, Inc.**
Form 8-K filed June 26, 2009
Form 8-K filed August 14, 2009
File No. 001-13958

Dear Mr. McGee:

We have reviewed the above-referenced filings and have the following comments. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed June 26, 2009

1. The Securities Purchase Agreement – Standard Terms filed in Exhibit 10.1 references various schedules and annexes. It does not appear that you have filed copies of Schedules B through F that are referenced therein. Please be aware that when you file an agreement pursuant to Item 601(b)(10) of Regulation S-K you are required to file the entire agreement, including all exhibits, schedules, appendices and any document which is incorporated in the agreement. Please amend your Form 8-K to file a copy of Exhibit 10.1 with the full and complete agreement, including any exhibits, schedules and appendices which are included

in such agreement. Alternately, please provide us with an analysis which supports your conclusions that such exhibits are not required to be filed.

2. It does not appear that you have sought stockholder approval for entering into or issuing securities pursuant to The Securities Purchase Agreement. Please advise us whether you believe you are required to obtain stockholder approval for this agreement and transaction. If you believe that you are required to obtain the approval of your stockholders, please indicate when you intend to seek this approval and the effect of obtaining the approval following the issuance of the securities. If you believe that you are not required to obtain stockholder approval, please provide us with a legal analysis which supports your apparent conclusion that you are not required to obtain the approval of your stockholders consistent with your Certificate of Incorporation, the laws of the State of Delaware and the terms of The Securities Purchase Agreement.

Form 8-K filed August 14, 2009

3. You disclose in this Form 8-K that you are providing disclosure pursuant to Item 1.01, however, the events that you disclose are the modification of the compensation arrangements of Ms. Zlatkus and Mr. Walters and the creation of The Hartford Deferred Stock Unit Plan. It appears that both the modification of compensation arrangements and the creation of the plan are required to be disclosed under Item 5.02(e) of Form 8-K. See Question 117.08 of the Form 8-K Compliance and Disclosure Interpretations. In addition, it does not appear that you have included a brief description of the terms and conditions of this plan pursuant to Item 5.02(e) of Form 8-K. Please amend your Form 8-K to provide disclosure regarding the above described events, including a brief description of the terms and conditions of The Hartford Deferred Stock Unit Plan, under Item 5.02 of Form 8-K.

* * * *

Please amend your filings as required and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jennifer Riegel, Staff Attorney, at (202) 551-3575 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director